SECURI 09040160 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65587

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FTI Capital Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1101 K Street, NW Suite 900
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey C. Bogushefsky 202-312-9221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *if individual, state last, first, middle name*)

111 South Calvert Street	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/1

OATH OR AFFIRMATION

I, Jeffrey C Bogushefsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTI Capital Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

ELIZABETH B. STEDMAN
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires November 30, 2009

Financial Operations Principal
Title

Elizabeth Stedman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Independent Auditors' Report

Board of Directors and Member
FTI Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of FTI Capital Advisors, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FTI Capital Advisors, LLC at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 2, 2009

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Supplementary Report of Independent Auditors' on Internal Control

Board of Directors and Member
FTI Capital Advisors, LLC:

In planning and performing our audit of the financial statements of FTI Capital Advisors, LLC (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention to those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 2, 2009

FTI CAPITAL ADVISORS, LLC

Financial Statements and Supplemental Information

December 31, 2008

(With Independent Auditors' Report Thereon)

FTI CAPITAL ADVISORS , LLC

Financial Statements and Supplemental Information

December 31, 2008

Table of Contents

Independent Auditors' Report

Board of Directors and Member
FTI Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of FTI Capital Advisors, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FTI Capital Advisors, LLC at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 2, 2009

FTI CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash	$3,366,643
Billed accounts receivable, net of allowance of $65,283	50,322
Prepaid expenses	2,552
Computer equipment and software at cost, net of accumulated depreciation of $21,236	1,333
Total assets	$3,420,850

Liabilities and Member's Equity

Due to parent	$ 812,998
Unearned income	93,934
Accrued expenses	343,619
Member's equity	2,170,299
Total liabilities and member's equity	$3,420,850

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Operations

Year ended December 31, 2008

Professional advisory services revenue	$ 3,096,646
Expenses:	
Employee compensation and related benefits	972,768
Occupancy	60,063
Marketing and business development	11,994
Legal and professional fees	85,738
Bad debt expense	65,781
Depreciation of equipment	13,970
Travel and entertainment	29,311
Communications and data processing	5,381
Other expenses	1,306,985
Total expenses	2,551,991
Net income	$ 544,655

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2008

Balance at January 1, 2008	$	1,625,644
Net income		544,655
Balance at December 31, 2008	$	2,170,299

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities:		
Net income	$	544,655
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		13,970
Changes in operating assets and liabilities		
Billed accounts receivable		946,578
Unbilled accounts receivable		95,270
Prepaid expenses		6,183
Unearned income		(24,959)
Accrued expenses		(17,972)
Due to parent, net		(262,922)
Other		(12,402)
Net cash provided by operating activities		1,288,401
Cash at beginning of year		2,078,242
Cash at end of year	$	3,366,643

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Notes to Financial Statements

December 31, 2008

(1) Organization and Significant Accounting Policies

(a) ***Organization***

FTI Capital Advisors, LLC (the Company) (formerly FTI Merger & Acquisition Advisors, LLC) was formed as a limited liability company on September 3, 2002 in the state of Maryland to act as a financial advisor and an investment bank for private and public companies. The Company is a wholly owned subsidiary of FTI Consulting, Inc. (FTI). FTI provides turnaround, corporate finance, restructuring, bankruptcy and related consulting services. The Company obtains all of its management and administrative services from FTI (see note 2). Further, FTI provides financial support in the form of member equity contributions to allow the Company to maintain compliance with regulatory net capital requirements and working capital to allow the Company to fund its operations and FTI intends to support the operations of the Company. In the absence of this significant direct support, the company would be required to seek alternative funding which may not be available or curtail its operations. The Company will exist for an indefinite life unless sooner terminated in accordance with its membership agreement.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company does not engage in security trading activities, nor does the Company hold customer funds in its business activities.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) ***Revenue Recognition***

The Company derived its revenue from professional advisory services for the year ended December 31, 2008. Revenue generating activities are provided under "success fees" arrangements, and "time and material" billing arrangements. Revenue for success fee billing arrangements is recorded when all services have been rendered, the provisions of the engagement have been achieved, the fees are fixed and determinable and collection is reasonably assured. Revenue for time and materials billing arrangements is recorded as work is performed and expenses are incurred.

(d) ***Accounts Receivable and Concentration of Risk***

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce billed and unbilled accounts receivable to their net realizable value. The Company periodically reviews individual customer account balances as well as the status of past-due receivables as part of its credit policy to determine the appropriate allowance for doubtful accounts. Accounts receivable are not collateralized. The Company charges off receivables deemed uncollectible to the allowance for doubtful accounts. In 2008, the Company had one client that individually represented 22% of total 2008 revenue. There was no accounts receivable outstanding from this client as of December 31, 2008.

(e) ***Computer Equipment and Software***

Computer equipment is stated at cost and depreciated using the straight-line method over an estimated useful life of 3 years.

(f) ***Income Taxes***

The Company is a limited liability company and as such is not subject to federal or state income taxes. Rather, the member is liable for any income taxes on the Company's profits. Therefore, a provision for income taxes is not included in the accompanying statement of operations. If the Company were required to record a provision for income taxes it would have been approximately $218,000.

(g) ***Fair Value of Financial Instruments***

The Company estimates the fair value of billed accounts receivable approximates carrying value due to the short term nature of these receivables. The due to parent liability has no set maturity or stated interest and is owed to a related party (see note 2). Therefore, the fair value of this liability is not readily determinable.

(2) Related Party Transactions

The Company operates under a management service agreement with FTI, which continues through December 1, 2009 and shall be automatically renewed for successive one-year terms until terminated by either party upon 30 days notice. Under the agreement, FTI provides all management and administrative services required by the Company. Management and administrative services consist principally of furnishing office space, equipment and supplies, assisting in ensuring the Company's compliance with reporting and other administrative matters imposed by statute, regulations, and associations, facilitating the processing of payroll, insurance and employee benefit administration, providing legal, financial, marketing and sales support services, and other administrative services agreed to from time to time by both parties.

Professional services of the Company are provided by employees of FTI assigned to the Company. FTI charges the Company with the direct costs and related benefits of the employees assigned to the Company. During 2008, the Company was charged $11,188 for matching contributions to the FTI 401(k) plan made by FTI on behalf of the employees assigned to the Company, which is included in employee compensation and related benefits in the accompanying statement of operations.

FTI is responsible for the payment of all the Company's overhead and operating expenses, with the exception of expenditures for licenses or other fees payable to any governmental agency or industry regulatory group and costs associated with indebtedness of the Company. These operating expenses include salaries and expenses of employees of FTI assigned to the Company.

Certain expenses such as rent, utilities and overhead are allocated by FTI between its own activities and those of the Company. Allocated overhead expenses of $1,247,584 are included in other expenses on the statement of operations.

As compensation for its provision of administrative services and funding of operating expenses, FTI invoices the Company an allocation of its incremental expenses each month. In the event that any expenses invoiced to the Company would cause member's equity to diminish below $15,000, the amount of expenses payable by the Company would be permanently reduced to allow the Company to maintain at least $15,000 of member's equity. Interest expense incurred by FTI for general corporate debt is not eligible to be charged to the Company. All funding provided by FTI and not reimbursed is accounted for as a contribution to member's equity. No contributions were provided for the year ended December 31, 2008. A reconciliation of total expenses to total expenses funded by FTI is as follows:

Total expenses	$2,551,991
Less:	
Noncash expenses	79,751
Regulatory licenses and dues	8,683
Expenses funded by FTI	$2,463,557

The due to parent liability is non-interest bearing and has no specified repayment terms.

(3) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes it net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2008, the Company had net capital of $2,116,092 which was $2,032,722 in excess of the required net capital of $83,370. Net capital is defined as net member's equity less nonallowable assets. Nonallowable assets are generally all assets that are not highly liquid.

SUPPLEMENTAL INFORMATION

FTI CAPITAL ADVISORS, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2008

Computation of net capital:	
Total members equity	$2,170,299
Deductions:	
Nonallowable assets:	
Billed receivables, net	50,322
Prepaid expenses	2,552
Fixed assets, net	1,333
Total deductions	54,207
Net capital	2,116,092
Computation of alternative net capital requirement:	
Net capital requirement (minimum)	83,370
Excess net capital	$2,032,722

There were no differences between the above Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2008 Part IIA FOCUS Filing.

See accompanying independent auditors' reports.

FTI CAPITAL ADVISORS, LLC

Statement Regarding Rule 15c3-3

December 31, 2008

Exemptions to SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

SUPPLEMENTAL REPORT

Supplementary Report of Independent Auditors' on Internal Control

Board of Directors and Member
FTI Capital Advisors, LLC:

In planning and performing our audit of the financial statements of FTI Capital Advisors, LLC (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention to those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.
Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 2, 2009